Exhibit 99.1

Qifu Technology Announces Second Quarter and Interim 2023 Unaudited Financial Results

and Declares Semi-Annual Dividend

Shanghai, China, August 21, 2023, Qifu Technology, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qifu Technology” or the “Company”), a leading Credit-Tech platform in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2023, and declared semi-annual dividend.

Second Quarter 2023 Business Highlights

•	As of June 30, 2023, our platform has connected 153 financial institutional partners and 220.6 million consumers*1 with potential credit needs, cumulatively, an increase of 11.5% from 197.9 million a year ago.

•	Cumulative users with approved credit lines*2 were 47.4 million as of June 30, 2023, an increase of 14.9% from 41.3 million as of June 30, 2022.

•	Cumulative borrowers with successful drawdown, including repeat borrowers was 28.5 million as of June 30, 2023, an increase of 11.3% from 25.6 million as of June 30, 2022.

•	In the second quarter of 2023, financial institutional partners originated 16,702,579 loans*3 through our platform. Total facilitation and origination loan volume reached RMB124,225 million*4, an increase of 26.4% from RMB98,281 million in the same period of 2022.

•	Out of those loans originated by financial institutions, RMB71,860 million was under capital-light model, Intelligence Credit Engine (“ICE”) and other technology solutions*5, representing 57.8% of the total, an increase of 31.2% from RMB54,784 million in the same period of 2022.

•	Total outstanding loan balance*6 was RMB184,459 million as of June 30, 2023, an increase of 22.6% from RMB150,490 million as of June 30, 2022.

•	RMB114,835 million of such loan balance was under capital-light model, “ICE” and other technology solutions*7, an increase of 39.1% from RMB82,580 million as of June 30, 2022.

•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the second quarter of 2023 was approximately 11.00 months, compared with 12.06 months in the same period of 2022.

•	90 day+ delinquency rate*8 of loans originated by financial institutions across our platform was 1.84% as of June 30, 2023.

•	Repeat borrower contribution*9 of loans originated by financial institutions across our platform for the second quarter of 2023 was 92.3%.

1 Refers to cumulative registered users across our platform.

2 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 6,054,571 loans across “V-pocket”, and 10,648,008 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period, including loan volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions.

5 “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk. Loan facilitation volume through “ICE” was RMB6,912 million in the second quarter of 2023.

Under other technology solutions, we offer financial institutions on-premise deployed, modular risk management SaaS, which helps financial institution partners improve credit assessment results. Loan facilitation volume through other technology solutions was RMB 28,260 million in the second quarter of 2023.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

7 Outstanding loan balance for “ICE” and other technology solutions were RMB9,365 million and RMB43,760 million, respectively, as of June 30, 2023.

8 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

9 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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Second Quarter 2023 Financial Highlights

•	Total net revenue was RMB3,914.3 million (US$539.8 million), compared to RMB4,183.2 million in the same period of 2022.

•	Income from operations was RMB1,181.5 million (US$162.9 million), compared to RMB1,010.8 million in the same period of 2022.

•	Non-GAAP*10 income from operations was RMB1,234.7 million (US$170.3 million), compared to RMB1,057.5 million in the same period of 2022.

•	Operating margin was 30.2%. Non-GAAP operating margin was 31.5%.

•	Net income was RMB1,093.4 million (US$150.8 million), compared to RMB975.0 million in the same period of 2022.

•	Non-GAAP net income was RMB1,146.6 million (US$158.1 million), compared to RMB1,021.7 million in the same period of 2022.

•	Net income attributed to the Company was RMB1,097.4 million (US$151.3 million), compared to RMB979.8 million in the same period of 2022.

•	Net income margin was 27.9%. Non-GAAP net income margin was 29.3%.

10 Non-GAAP income from operations (Adjusted Income from operations), Non-GAAP net income (Adjusted net income), Non-GAAP operating margin and Non-GAAP net income margin are non-GAAP financial measures. For more information on these non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qifu Technology, commented, “While macro-economic recovery appeared moderating, along with consumers’ demand for credit, we managed to generate accelerated growth in loan volume in the second quarter, exceeding our internal targets. For the second quarter, total loan facilitation and origination volume was RMB124.2 billion, up approximately 26.4% year-on-year and 13.5% sequentially. Through optimizing customer acquisition channels and enriching product offerings, we achieved better customer engagement and activity levels, which are expected to continue to support sustainable growth. Approximately 58% of the loan volume was facilitated under the capital-light model, ICE and other technology solutions, which is slightly above the level in recent quarters.

With an optimized user base, we continued to offer more attractive products in a stable pricing environment to achieve higher retention rates. Overall risk metrics were stable in the second quarter despite somewhat weakening consumer sentiment. In addition, we continued to strengthen our partnership with financial institutions to secure better funding terms. During the quarter we issued record amount of ABS, which helped us further reduce our overall funding costs to record low levels.

We note that recent public statements by government agencies suggest further policy support to re-energize the economy. While the pace of macro-economic recovery is still uncertain, we will continue to drive for consistent executions and optimal balance between healthy growth and manageable risks. Some of the operational initiatives we launched recently are expected to make positive contributions in the second half of this year and the next year. In the long run, we are confident to maintain our leadership position in the industry through continued enhancement of business model and technology innovation.”

“We are pleased to report another quarter of solid financial results amidst a moderately recovering macro environment. Total revenue was RMB3.91 billion and non-GAAP net income was RMB1,147 million for the second quarter,” Mr. Alex Xu, Chief Financial Officer, commented. “During the quarter, despite the macro uncertainty, we continued to deploy additional resources to drive business growth while maintaining a prudent approach to manage risks and cash flow. At the end of the second quarter, our total cash and cash equivalent*11 was approximately RMB8.5 billion, and we generated approximately RMB1.8 billion cash from operations. During the quarter, we announced a 12-month, US$150 million share repurchase program, which is still being gradually executed. Our strong financial positions not only enable us to drive additional growth, but also allow us to maintain decent shareholder returns through dividend payout and share repurchase.”

Mr. Yan Zheng, Chief Risk Officer, added, “We see relatively stable overall risk metrics of our loan book in the second quarter as we continued to take a prudent approach in managing risks. While we observed some regain of confidence among our users, the pace and scope of such improvement remained uncertain. Among key leading indicators, Day-1 delinquency rate*12 was 4.2%, and 30-day collection rate*13 was approximately 87%. Both metrics were still close to the best levels in recent quarters. As the economic conditions change, we will continue to seek optimal balance between risk exposure and business growth.”

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11 Including “Cash and cash equivalents”, “Restricted cash”, and “Security deposit prepaid to third-party guarantee companies”.

12 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

13 “30 day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

Second Quarter 2023 Financial Results

Total net revenue was RMB3,914.3 million (US$539.8 million), compared to RMB4,183.2 million in the same period of 2022, and RMB3,599.2 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,788.7 million (US$384.6 million), compared to RMB2,947.8 million in the same period of 2022, and RMB2,630.6 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB395.5 million (US$54.5 million), compared to RMB580.4 million in the same period of 2022 and RMB311.2 million in the prior quarter. The year-over-year decrease was primarily due to a decline in capital-heavy loan facilitation volume and shorter average duration of the loans. The sequential increase was primarily due to higher capital-heavy loan volume and relatively stable effective duration of the loans.

Financing income*14 was RMB1,188.7 million (US$163.9 million), compared to RMB819.6 million in the same period of 2022 and RMB1,065.9 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in average outstanding balance of the on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB1,158.6 million (US$159.8 million), compared to RMB1,524.5 million in the same period of 2022, and RMB1,209.8 million in the prior quarter. The year-over-year and sequential decreases were mainly due to decreases in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB45.9 million (US$6.3 million), compared to RMB23.3 million in the same period of 2022, and RMB43.8 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in late payment fees under the capital-heavy model.

Net revenue from Platform Services was RMB1,125.6 million (US$155.2 million), compared to RMB1,235.4 million in the same period of 2022 and RMB968.6 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB887.8 million (US$122.4 million), compared to RMB1,030.0 million in the same period of 2022 and RMB765.3 million in the prior quarter. The year-over-year decrease was mainly due to a decline in the fees received from financial institutions as a result of reduced interest rates. The sequential increase was primarily due to higher capital-light loan volume and relatively stable effective duration of the loans.

Referral services fees were RMB160.9 million (US$22.2 million), compared to RMB135.4 million in the same period of 2022 and RMB108.5 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increase in the loan facilitation volume through ICE.

Other services fees were RMB76.9 million (US$10.6 million), compared to RMB70.1 million in the same period of 2022 and RMB94.8 million in the prior quarter. The year-over-year and sequential changes were mainly due to changes in late payment fees.

Total operating costs and expenses were RMB2,732.8 million (US$376.9 million), compared to RMB3,172.4 million in the same period of 2022 and RMB2,592.1 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB648.0 million (US$89.4 million), compared to RMB555.6 million in the same period of 2022 and RMB640.3 million in the prior quarter. The year-over-year increase was primarily due to higher credit search fees and collection fees.

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Funding costs were RMB165.2 million (US$22.8 million), compared to RMB123.9 million in the same period of 2022 and RMB159.0 million in the prior quarter. The year-over-year and sequential increases were mainly due to increases in funding from ABS, as a result of continued growth in on-balance-sheet loan balance, partially offset by the lower average cost of ABS.

Sales and marketing expenses were RMB436.5 million (US$60.2 million), compared to RMB615.1 million in the same period of 2022 and RMB422.2 million in the prior quarter. The year-over-year and sequential changes were mainly due to changes in unit customer acquisition cost in the second quarter.

General and administrative expenses were RMB112.8 million (US$15.6 million), compared to RMB93.9 million in the same period of 2022 and RMB104.9 million in the prior quarter. The year-over-year and sequential increases were mainly due to increases in professional service fees.

Provision for loans receivable was RMB483.3 million (US$66.7 million), compared to RMB416.1 million in the same period of 2022 and RMB518.9 million in the prior quarter. The year-over-year increase was mainly due to the growth in loan origination volume of on-balance-sheet loans, partially offset by the better overall performance of loans facilitated in previous quarters. The sequential decrease was mainly due to a reversal of prior quarters’ provision in this quarter as on-balance-sheet loans facilitated in previous quarters performed better than expected.

Provision for financial assets receivable was RMB82.3 million (US$11.3 million), compared to RMB103.7 million in the same period of 2022 and RMB68.8 million in the prior quarter. The year-over-year and sequential changes mainly reflected changes in loan facilitation volume of off-balance-sheet loans, and the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB47.2 million (US$6.5 million), compared to RMB63.4 million in the same period of 2022 and RMB-2.2 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB757.6 million (US$104.5 million), compared to RMB1,200.7 million in the same period of 2022 and RMB680.3 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile. In addition, the year-over-year decrease was also partially due to the decrease in loan facilitation volume of off-balance-sheet loans.

Income from operations was RMB1,181.5 million (US$162.9 million), compared to RMB1,010.8 million in the same period of 2022 and RMB1,007.0 million in the prior quarter.

Non-GAAP income from operations was RMB1,234.7 million (US$170.3 million), compared to RMB1,057.5 million in the same period of 2022 and RMB1,053.5 million in the prior quarter.

Operating margin was 30.2%. Non-GAAP operating margin was 31.5%.

Income before income tax expense was RMB1,366.3 million (US$188.4 million), compared to RMB1,155.3 million in the same period of 2022 and RMB1,102.1 million in the prior quarter.

Net income was RMB1,093.4 million (US$150.8 million), compared to RMB975.0 million in the same period of 2022 and RMB929.8 million in the prior quarter.

Non-GAAP net income was RMB1,146.6 million (US$158.1 million), compared to RMB1,021.7 million in the same period of 2022 and RMB976.3 million in the prior quarter.

Net income margin was 27.9%. Non-GAAP net income margin was 29.3%.

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Net income attributed to the Company was RMB1,097.4 million (US$151.3 million), compared to RMB979.8 million in the same period of 2022 and RMB934.1 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,150.7 million (US$158.7 million), compared to RMB1,026.6 million in the same period of 2022 and RMB980.6 million in the prior quarter.

Net income per fully diluted ADS was RMB6.64 (US$0.92).

Non-GAAP net income per fully diluted ADS was RMB6.95 (US$0.96).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 161.55 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 165.46 million.

14 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and other technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

Semi-Annual Dividend

The board of directors of the Company has approved a dividend of US$0.25 per Class A ordinary share, or US$0.50 per ADS for the first half of 2023 to holders of record of Class A ordinary shares and ADSs as of the close of business on September 22, 2023 Hong Kong Time and New York Time, respectively, in accordance with the Company’s dividend policy. For holder of Class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 4:30 p.m. on September 22, 2023 (Hong Kong Time). The payment date is expected to be on October 27, 2023 for holders of Class A ordinary shares and around November 1, 2023 for holders of ADSs.

Update on Share Repurchase

On June 20, 2023, the Company announced a share repurchase plan whereby the Company is authorized to repurchase its American depositary shares (“ADSs”) or Class A ordinary shares with an aggregate value of up to US$150 million during the 12-month period from June 20, 2023. From the launch of the share repurchase plan to August 18, 2023, the Company in aggregate purchased approximately 1.6 million ADSs in the open market for a total cost of approximately US$28.3 million (inclusive of commissions) at an average price of $18.03 per ADS pursuant to the share repurchase plan.

Business Outlook

While the year-on-year growth in loan volume in the second quarter of 2023 accelerated, which is in part due to a relatively lower loan volume in the same period of 2022, macro-economic uncertainties remained. At this junction, the Company continues to expect a slow recovery in consumer credit demand, with growth rates depending on macro conditions for the rest of the year to some extent. As such, the Company would like to adjust its outlook of loan volume for 2023 to be between RMB470 billion and RMB485 billion, representing a year-on-year growth of 14% to 18%, compared to the previous outlook of RMB455 billion to RMB495 billion. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

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Conference Call Preregistration

Qifu Technology’s management team will host an earnings conference call at 8:00 PM U.S. Eastern Time on Monday, August 21, 2023 (8:00 AM Beijing Time on Tuesday, August 22).

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BI814a184451444f5ab9d0166af26fe116

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at http://ir.qifu.tech.

About Qifu Technology

Qifu Technology is a Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qifu.tech.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our Non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

We use Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Non-GAAP operating margin is equal to Non-GAAP income from operation divided by total net revenue. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP net income margin is equal to Non-GAAP net income divided by total net revenue. Non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses. Non-GAAP net income per fully diluted ADS represents net income per fully diluted ADS excluding share-based compensation expenses. Such adjustments have no impact on income tax. We believe that Non-GAAP income from operation and Non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that Non-GAAP income from operation and Non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our Non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2023.

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Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qifu Technology may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qifu Technology’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qifu Technology does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qifu Technology

E-mail: ir@360shuke.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	7,165,584	5,256,375	724,887
Restricted cash	3,346,779	3,058,166	421,740
Short term investments	57,000	247,539	34,137
Security deposit prepaid to third-party guarantee companies	396,699	210,362	29,010
Funds receivable from third party payment service providers	1,158,781	1,183,720	163,242
Accounts receivable and contract assets, net	2,868,625	2,808,531	387,314
Financial assets receivable, net	2,982,076	2,746,010	378,692
Amounts due from related parties	394,872	187,938	25,918
Loans receivable, net	15,347,662	21,430,147	2,955,352
Prepaid expenses and other assets	379,388	428,973	59,158
Total current assets	34,097,466	37,557,761	5,179,450
Non-current assets:
Accounts receivable and contract assets, net-non current	261,319	172,413	23,777
Financial assets receivable, net-non current	688,843	522,451	72,049
Amounts due from related parties	33,236	12,407	1,711
Loans receivable, net-non current	3,136,994	2,881,248	397,342
Property and equipment, net	47,602	106,719	14,717
Land use rights,net	998,185	987,823	136,227
Intangible assets	4,696	4,718	651
Deferred tax assets	1,019,171	1,097,504	151,353
Other non-current assets	55,658	59,069	8,146
Total non-current assets	6,245,704	5,844,352	805,973
TOTAL ASSETS	40,343,170	43,402,113	5,985,423

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	6,099,520	5,965,297	822,652
Accrued expenses and other current liabilities	2,004,551	1,755,914	242,152
Amounts due to related parties	113,697	105,383	14,533
Short term loans	150,000	260,000	35,856
Guarantee liabilities-stand ready	4,120,346	3,851,692	531,173
Guarantee liabilities-contingent	3,418,391	3,306,712	456,016
Income tax payable	661,015	796,928	109,901
Other tax payable	182,398	144,361	19,908
Total current liabilities	16,749,918	16,186,287	2,232,191
Non-current liabilities:
Deferred tax liabilities	100,835	122,347	16,872
Payable to investors of the consolidated trusts-noncurrent	4,521,600	6,146,000	847,572
Other long-term liabilities	39,520	61,912	8,538
Total non-current liabilities	4,661,955	6,330,259	872,982
TOTAL LIABILITIES	21,411,873	22,516,546	3,105,173
TOTAL QIFU TECHNOLOGY INC EQUITY	18,847,156	20,809,775	2,869,798
Noncontroling interests	84,141	75,792	10,452
TOTAL EQUITY	18,931,297	20,885,567	2,880,250
TOTAL LIABILITIES AND EQUITY	40,343,170	43,402,113	5,985,423

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,947,767	2,788,707	384,580	5,868,397	5,419,328	747,359
Loan facilitation and servicing fees-capital heavy	580,360	395,512	54,544	1,141,771	706,676	97,455
Financing income	819,572	1,188,738	163,934	1,608,820	2,254,620	310,926
Revenue from releasing of guarantee liabilities	1,524,547	1,158,554	159,772	3,074,515	2,368,374	326,614
Other services fees	23,288	45,903	6,330	43,291	89,658	12,364
Platform services	1,235,432	1,125,617	155,229	2,634,849	2,094,170	288,799
Loan facilitation and servicing fees-capital light	1,030,024	887,830	122,437	2,128,955	1,653,110	227,974
Referral services fees	135,352	160,864	22,184	382,650	269,340	37,144
Other services fees	70,056	76,923	10,608	123,244	171,720	23,681
Total net revenue	4,183,199	3,914,324	539,809	8,503,246	7,513,498	1,036,158
Facilitation, origination and servicing	555,631	647,989	89,362	1,170,561	1,288,330	177,669
Funding costs	123,862	165,225	22,786	227,630	324,248	44,716
Sales and marketing	615,080	436,486	60,194	1,167,657	858,663	118,415
General and administrative	93,890	112,757	15,550	216,148	217,646	30,015
Provision for loans receivable	416,090	483,306	66,651	907,317	1,002,170	138,206
Provision for financial assets receivable	103,703	82,265	11,345	164,217	151,017	20,826
Provision for accounts receivable and contract assets	63,417	47,206	6,510	117,025	44,970	6,202
Provision for contingent liabilities	1,200,742	757,590	104,476	2,162,638	1,437,924	198,299
Total operating costs and expenses	3,172,415	2,732,824	376,874	6,133,193	5,324,968	734,348
Income from operations	1,010,784	1,181,500	162,935	2,370,053	2,188,530	301,810
Interest income, net	43,771	55,854	7,703	68,188	120,624	16,635
Foreign exchange (loss) gain	(91,610)	(2,319)	(320)	(86,658)	3,830	528
Other income, net	196,410	161,388	22,256	203,458	185,552	25,589
Investment loss	(4,096)	(30,112)	(4,153)	(8,996)	(30,112)	(4,153)
Income before income tax expense	1,155,259	1,366,311	188,421	2,546,045	2,468,424	340,409
Income taxes expense	(180,303)	(272,934)	(37,639)	(396,732)	(445,225)	(61,399)
Net income	974,956	1,093,377	150,782	2,149,313	2,023,199	279,010
Net loss attributable to noncontrolling interests	4,883	4,063	560	10,024	8,350	1,152
Net income attributable to ordinary shareholders of the Company	979,839	1,097,440	151,342	2,159,337	2,031,549	280,162
Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	3.14	3.40	0.47	6.94	6.29	0.87
Diluted	3.06	3.32	0.46	6.74	6.14	0.85

Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	6.28	6.80	0.94	13.88	12.58	1.74
Diluted	6.12	6.64	0.92	13.48	12.28	1.70

Weighted average shares used in calculating net income per ordinary share
Basic	311,615,233	323,095,877	323,095,877	311,109,257	322,978,323	322,978,323
Diluted	319,874,351	330,918,585	330,918,585	320,251,194	331,118,889	331,118,889

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,118,314	1,761,575	242,932	2,537,911	3,522,666	485,798
Net cash used in investing activities	(252,787)	(3,436,966)	(473,979)	(2,694,432)	(7,001,173)	(965,506)
Net cash provided by financing activities	1,052,143	1,236,187	170,478	2,129,177	1,275,127	175,848
Effect of foreign exchange rate changes	1,443	8,401	1,158	(2,377)	5,558	766
Net increase (decrease) in cash and cash equivalents	1,919,113	(430,803)	(59,411)	1,970,279	(2,197,822)	(303,094)
Cash, cash equivalents, and restricted cash, beginning of period	8,811,113	8,745,344	1,206,038	8,759,947	10,512,363	1,449,721
Cash, cash equivalents, and restricted cash, end of period	10,730,226	8,314,541	1,146,627	10,730,226	8,314,541	1,146,627

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Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2022	2023	2023
	RMB	RMB	USD
Net income	974,956	1,093,377	150,782
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	49,579	19,482	2,687
Other comprehensive income	49,579	19,482	2,687
Total comprehensive income	1,024,535	1,112,859	153,469
Comprehensive loss attributable to noncontrolling interests	4,883	4,063	560
Comprehensive income attributable to ordinary shareholders	1,029,418	1,116,922	154,029

	Six months ended June 30,
	2022	2023	2023
	RMB	RMB	USD
Net income	2,149,313	2,023,199	279,010
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	43,320	16,673	2,299
Other comprehensive income	43,320	16,673	2,299
Total comprehensive income	2,192,633	2,039,872	281,309
Comprehensive loss attributable to noncontrolling interests	10,024	8,350	1,152
Comprehensive income attributable to ordinary shareholders	2,202,657	2,048,222	282,461

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2022	2023	2023
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	974,956	1,093,377	150,782
Add: Share-based compensation expenses	46,759	53,247	7,343
Non-GAAP net income	1,021,715	1,146,624	158,125
GAAP net income margin	23.3%	27.9%
Non-GAAP net income margin	24.4%	29.3%

Net income attributable to shareholders of Qifu Technology, Inc.	979,839	1,097,440	151,342
Add: Share-based compensation expenses	46,759	53,247	7,343
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	1,026,598	1,150,687	158,685
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	159,937,176	165,459,293	165,459,293
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	6.12	6.64	0.92
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	6.42	6.95	0.96

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,010,784	1,181,500	162,935
Add: Share-based compensation expenses	46,759	53,247	7,343
Non-GAAP Income from operations	1,057,543	1,234,747	170,278
GAAP operating margin	24.2%	30.2%
Non-GAAP operating margin	25.3%	31.5%

	Six months ended June 30,
	2022	2023	2023
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	2,149,313	2,023,199	279,010
Add: Share-based compensation expenses	98,833	99,743	13,755
Non-GAAP net income	2,248,146	2,122,942	292,765
GAAP net income margin	25.3%	26.9%
Non-GAAP net income margin	26.4%	28.3%

Net income attributable to shareholders of Qifu Technology, Inc.	2,159,337	2,031,549	280,162
Add: Share-based compensation expenses	98,833	99,743	13,755
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	2,258,170	2,131,292	293,917
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	160,125,597	165,559,445	165,559,445
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	13.48	12.28	1.70
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	14.10	12.87	1.78

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	2,370,053	2,188,530	301,810
Add: Share-based compensation expenses	98,833	99,743	13,755
Non-GAAP Income from operations	2,468,886	2,288,273	315,565
GAAP operating margin	27.9%	29.1%
Non-GAAP operating margin	29.0%	30.5%

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